

[illegible]t Place to Work, A Great Place to Bank





Enterprise Bancorp, Inc.

parent company of Enterprise Bank

2010 Annual Report

Our Purpose

The Enterprise Bank team helps create successful businesses, jobs, opportunities, wealth, and vibrant, prosperous communities.

Our Heritage

In the late 1980s, Massachusetts faced a severe economic downturn. As George Duncan watched his city struggle, he joined other visionaries to help influence the recovery. Together, they imagined a new kind of independent, innovative bank – one that would value the entrepreneurial spirit and stimulate the economy by helping to create new businesses, meaningful jobs, vibrant communities, and a dynamic work environment in which employees could grow and prosper.

This vision became Enterprise Bank.

Our Core Values

Since the day we opened our doors in 1989, we have built our success on a foundation of five Core Values:

- Integrity
- Community
- Excellence
- Teamwork
- Professionalism



Dear Shareholders

On behalf of the Enterprise Bank family, we are pleased to report net income for 2010 of $10.6 million, a 34% increase over 2009, and earnings per share of $1.15, a 20% increase over 2009. This is the first year that net income exceeded $10 million. At year end 2010, assets totaled $1.4 billion, a 7% increase over 2009; investment assets managed for others totaled $493.1 million, a 14% increase; total assets under management totaled $1.95 billion, a 9% increase; loans totaled $1.14 billion, a 6% increase; and deposits, excluding brokered deposits, totaled $1.24 billion, an 11% increase. During 2010, several local and national accolades were received for financial performance and social responsibility, and consistent with prior years, we significantly outperformed our peer group of banks.

As of the close of 2010, Enterprise Bank recorded its 85th consecutive profitable quarter, 21st consecutive profitable year, and 19th consecutive year in which the annual dividend increased. The December 1, 2010 quarterly dividend payment brought total dividends paid since our Enterprise's founding to $25.5 million. Including the initial stock offering in 1988 and subsequent stock offerings in 1989 and 2009, a total of $24.1 million has been invested by shareholders. We are proud to have now paid dividends in an amount exceeding total cumulative shareholder investments. We are extremely pleased to report to you that the market value of Enterprise Bank stock as of December 31, 2010 is in excess of $126 million (using a $13.60 stock price). Since inception, cumulative net income totals $98.5 million. We look forward to reporting to you in the near future that the milestone of cumulative net income of $100 million has been achieved.

As we reflect on 2010, we express our deepest appreciation for the confidence and support of our employees, Board of Directors, stockholders, customers, and communities.

Enterprise Bank - Greater Lowell

"From leadership positions with various Chambers of Commerce, to sitting on the Boards of charitable and non-profit organizations in the area, Enterprise Bankers have developed a reputation for being personally committed to making a difference in the communities we serve.

We make the banking experience personal for our customers because they know who we are. They understand that we are not selling a product, we are fulfilling a need. Other banks have the same products, but we do it differently. At Enterprise Bank, it is about helping people achieve their goals and objectives, and being there to help work through the roadblocks that pop up along the way."











The Root of Our Success

Our Bank's strong financial performance is a result of all Enterprise Bankers working together on a daily basis to create a winning team. Our mission has always included creating and fostering a respectful, stimulating, and family-oriented workplace. As a Company, we care deeply about our employees; and in turn, our employees care deeply about the well-being and success of our customers, communities and our Enterprise. This mindset has been the key ingredient in our success and will be the foundation for success in the years ahead. The guiding light and force behind our success comes from always being connected to our heritage and founding purpose:

Our Heritage Statement: During difficult economic times, Enterprise Bank was created to be a new kind of independent, innovative bank – one that would value the entrepreneurial spirit and stimulate the economy by helping to create new businesses, meaningful jobs, vibrant communities, and a dynamic work environment in which employees could grow and prosper.

Our Purpose Statement: The Enterprise Bank team helps create successful businesses, jobs, opportunities, wealth, and vibrant, prosperous communities.


Net Income
($ in millions)
$9.2
$9.9
$5.5
$7.9
$10.6
2006
2007
2008
2009
2010

Enterprise Bank - Essex County

"Every Enterprise Banker has a voice in what goes on. We are given the opportunities, tools, and training to best serve our customers and community. We are encouraged to be creative. If someone has an idea of how something can be done easier, faster or better, the way to make the suggestion a reality is always clear.

At Enterprise Bank, families are important – our bank family, and our at-home family. We have employee appreciation events like cookouts that are designed to bring families together. We are encouraged to make time for our families because a proper work/life/community balance is an important ingredient in the culture of individual empowerment that makes us so noticeably unique."











Shareholder Letter continued

We believe our team represents a special dynamic – a unique alignment of exceptional like-minded, but diverse people; a clear vision; a long-term orientation; and deeply ingrained values and beliefs. At Enterprise, we have always felt strongly that while "strategy" and "execution" are important, what is far more critical to our success is our people: people who measure our Bank's performance in superlatives; people who embrace the entrepreneurial spirit; people who support a team-first environment where we each work hard and have a guiding purpose; and people who understand that there is a virtuous circle of caring between our Bank, customers, communities and each other.

On September 8, 2010, our Enterprise received national recognition as one of the *Best Places to Work in America*. Every company, family, or individual has a unique "story." We believe that our story is captured in our heritage and purpose statements, and in our mindset and operating philosophy as just described. This is a powerful differentiator, and is the reason for our strong financial performance.


Total Loans
($ in millions)
$761
$834
$949
$1,083
$1,143
2006
2007
2008
2009
2010

Board of Directors

Our Company is so fortunate to have a Board of Directors whose oversight, advice, commitment, expertise and sense of responsibility provides a firm, stable, and strategic foundation for Enterprise Bank. The Board has a deep sense of fiduciary responsibility to

Enterprise Bank - North Central

"The North Central region is a tightly-knit community where everyone in business knows everyone else. It is very personal here. Therefore, it is important that our customers and prospective customers feel a real sense of connection to the Enterprise Bankers they meet, both in the Bank itself, and in the community organizations we make it a point to involve ourselves in.

Our reputation as an independent, community bank gives us a competitive advantage. We are invested in the success of our customers. We are invested in the success of our communities. Our customers know who we are and they enjoy the consistency of working with the same people over many years."







you, and holds our management team to the highest level of accountability. In May 2010, after serving as a founding director for 22 years, Nancy L. Donahue retired from the Board. Nancy taught us so much: first and foremost, that business acumen and social and community responsibility are inseparable. Nancy left an indelible and lasting impact on our Bank's sense of community responsibility, respect and dignity. Although it is difficult to replace someone like Nancy, she influenced us deeply and she will have a lasting impact on our Bank for years to come. As an Honorary Board Member, Nancy will continue to share her wisdom and advice. We were extremely pleased to welcome two new members to the Board in 2010 - Gino J. Baroni, Owner and Managing Principal of Trident Project Advisors and Development Group in Salem, NH and Dr. Jacqueline F. Moloney, Executive Vice Chancellor at UMass Lowell. Both are highly-respected professionals and they each bring to the Board their local roots and knowledge, community relationships, experience in leadership, general management and many other valuable attributes.


Deposits
($ in millions)
(excluding brokered deposits)
$803
$798
$873
$1,117
$1,244
2006
2007
2008
2009
2010

Positioned for the Years to Come

Along with 2010's strong growth and financial performance, we continued to make extensive strategic investments to support continued growth and long-term shareholder value. Such investments and initiatives included: opening of the permanent Derry Branch at 47 Crystal Avenue; purchase of a branch site in Hudson (opened for business in January 2011); ongoing

Enterprise Bank - Southern New Hampshire

"We are excited to have recently opened the latest in our family of growing branch locations in Hudson, NH. Once again, the people were in place before the building was complete, and the team was able to hit the ground running with a grand opening and a "Blitz Day" that brought them into the offices of many local businesses. The opening of the Hudson branch extends our reach in Southern New Hampshire, increases our reputation as a great business bank, and gives us more people who are passionate about making a difference in the communities we serve."











Shareholder Letter continued

efforts seeking additional desirable new branch sites; extensive investment in leadership and management development; continued technological and product innovation including expansion of mobile banking, cash management, and insurance capabilities; continued investment in back office facilities and existing branch renovations (five branches were renovated in 2009 and 2010 to better serve changing banking needs); hosted a highly-successful Celebration of Excellence in May 2010; and we held eight Non-Profit Collaborative Seminars in our different regions.

Enterprise Bank is recognized as a strong, stable, innovative, well-positioned and growing financial institution – one that is poised to expand and grow in the years ahead. Our local community focus, combined with our advanced capabilities and products, translates into trusting customer relationships. For 22 years, we have continually managed Enterprise Bank for long-term growth and shareholder value. The recent acquisitions of community banks in Eastern Massachusetts, Merrimack Valley, and Southern New Hampshire by large, non-local regional banks have the potential to greatly benefit our franchise.



Total Assets & Total Assets Under Management
Total Assets
Total Assets Under Management
($ in billions)
$0.98
$1.50
$1.06
$1.65
$1.18
$1.65
$1.30
$1.79
$1.40
$1.95
2006
2007
2008
2009
2010

Thank You

At Enterprise Bank, it all starts with our Bank's founding purpose and mission to care deeply about our employees; and in turn our employees care deeply about our customers and the communities we serve. We continue to keep our promise to create a difference in the lives of those in our communities. The support of our customers and shareholders has always been, and will continue to be, a key component of our long-term success. Still a relatively young bank, it is because of you that we stand here today as a leading local community bank whose future has never been more promising and exciting. As always, we thank you for the confidence and trust you have placed in Enterprise Bank.



George L. Duncan
Founder and Chairman



Jack Clancy
Chief Executive Officer



Richard W. Main
President

Selected Financial Data

Year Ended December 31	2010	2009	2008	2007	2006
	(dollars in thousands, except per share data)				
Earnings Data					
Net interest income	$ 54,971	$ 48,446	$ 42,195	$ 40,679	$ 41,560
Provision for loan losses	5,137	4,846	2,505	1,000	1,259
Net interest income after provision for loan losses	49,834	43,600	39,690	39,679	40,301
Non-interest income	10,694	9,582	9,488	8,453	7,020
Other than temporary impairment on investment securities	(8)	(797)	(3,702)	–	–
Net gains (losses) on sales of investment securities	875	1,487	305	1,655	(204)
Non-interest expense	45,681	42,708	37,884	34,844	32,540
Income before income taxes	15,714	11,164	7,897	14,943	14,577
Provision for income taxes	5,074	3,218	2,349	5,045	5,343
Net income	$ 10,640	$ 7,946	$ 5,548	$ 9,898	$ 9,234
Common Share Data					
Basic earnings per share	$ 1.15	$ 0.96	$ 0.70	$ 1.27	$ 1.21
Diluted earnings per share	1.15	0.96	0.69	1.25	1.18
Book value per share at year end	12.56	11.84	11.35	11.00	9.98
Dividends paid per share	$ 0.40	$ 0.38	$ 0.36	$ 0.32	$ 0.28
Basic weighted average shares outstanding	9,216,524	8,268,502	7,973,527	7,819,160	7,661,178
Diluted weighted average shares outstanding	9,221,257	8,279,126	8,005,535	7,913,006	7,821,297
Year End Balance Sheet and Other Data					
Total assets	$ 1,397,321	$ 1,304,001	$ 1,180,477	$ 1,057,666	$ 979,259
Loans serviced for others	63,807	53,659	28,341	20,826	21,659
Investment assets under management	493,078	433,043	439,711	573,608	502,059
Total assets under management	$ 1,954,206	$ 1,790,703	$ 1,648,529	$ 1,652,100	$ 1,502,977
Total loans	$ 1,143,346	$ 1,082,830	$ 948,641	$ 833,819	$ 761,113
Allowance for loan losses	19,415	18,218	15,269	13,545	12,940
Investment securities	146,800	139,109	159,373	145,517	131,540
Total short-term investments	24,465	6,759	3,797	7,788	15,304
Deposits (including brokered deposits)	1,244,071	1,144,948	947,903	868,786	867,522
Borrowed funds	15,541	24,876	121,250	81,429	15,105
Junior subordinated debentures	10,825	10,825	10,825	10,825	10,825
Total stockholders' equity	116,673	107,664	91,104	87,012	77,043
Ratios					
Return on average total assets	0.78%	0.64%	0.51%	0.99%	0.98%
Return on average stockholders' equity	9.41%	8.31%	6.26%	12.11%	12.89%
Allowance for loan losses to total loans	1.70%	1.68%	1.61%	1.62%	1.70%
Stockholders' equity to total assets	8.35%	8.26%	7.72%	8.23%	7.87%
Dividend payout ratio	34.78%	39.58%	51.43%	25.20%	23.14%

A Great Place to Work

On September 8, 2010, the Great Place to Work Institute® announced that Enterprise Bank was ranked the #14 *Best Place to Work in America* for mid-sized companies. The Institute makes this ranking based on employee interviews and considers credibility, respect, fairness, pride, and camaraderie, as well as other data, to arrive at the "Top 25" lists in America.

It is important to remember that it was our employees who were interviewed that put us in the position to receive such an honor. And it is the very culture of the Bank that was envisioned and created long before the doors first opened, that put our employees in the position to provide the answers that brought us this national recognition.

We are grateful to each and every one of our Enterprise Bankers!



Pictures from the 2010 Celebration of Success and Billerica Mural Celebration

"From Our Employees..."

"I am one of the original staff members from when Enterprise Bank first opened. It has been an opportunity of a lifetime. The possibilities to grow and learn are never ending. Employees at Enterprise Bank are family in many ways. You are supported both in business and personal challenges.

I am grateful for all I have learned and been able to give back to family, community and employees of this fine establishment."

"From my first interview in Derry, I knew Enterprise Bank was something special. The managers who interviewed me were so friendly, and made me feel very comfortable. When people ask me how I like my new job, I tell them, 'I love it!' I like telling them about the different classes we can attend, the Celebration of Success and our summer outing to Canobie Lake Park. My family also notices how I come home in a good mood, always smiling, and never complaining. I tell them we're just one happy family!"





"Since joining Enterprise Bank 3 1/2 years ago, I can truly say it is by far the BEST place I have ever worked. The Bank's culture shines through in every area. The people at Enterprise are true professionals and it is evident that everyone enjoys working here. I feel lucky and blessed to work at a Company that respects and appreciates their employees! Thank you, Enterprise Bank, for making it so easy to come to work everyday!"



A Great Place to Bank

Being a great place to bank means being more than a collection of buildings, ATMs and offices. It means providing a unique and compelling customer experience. It means consciously building a culture of empowering employees to make decisions, grow within the bank, and extend themselves to others. It means creating an atmosphere where employees are comfortable openly communicating ideas and solutions, and proactively seek to make a difference by giving of themselves to the company, their fellow employees, and the communities we serve.

Quite simply, if people are shown dignity and respect, if they understand that they are important and that what they do and think really matters, they will naturally extend that feeling to customers, prospective customers, and the community organizations they serve.



Pictures from the Hudson, Derry, and Andover branches

"From Our Customers..."

"As my banking partner, I appreciate the responsive, supportive approach my team of local bankers takes in catering to my banking needs.

Enterprise Bank also shares my commitment to give back and make a difference in the communities we serve, making it the best choice for Glory Restaurant."

Adrienne Pappadopoulos,
Owner – Glory Restaurant





"As a customer of Enterprise Bank since its inception in 1989, we have built a strong relationship with our team of local bankers. This connection provided us with the expertise and financing we needed to achieve our goals and expand our business from four collision repair bays to twenty.

Enterprise Bank embraces our same philosophy of building vibrant communities by giving back to a wide range of community endeavors. It's the reason Enterprise is the right choice for us."

Jim and Dawn Marshall,
Owners – Marshall's Auto Body



"Our Enterprise Bankers have been with us every step of the way, sharing their expertise and providing us with the resources and connections to meet the immediate demands of our operation.

Working with a local bank that is committed to the success of our business and the well-being of our community was the best choice we could make."

Jim Desjardins, Owner – Daisy Cleaners

Branches

Our expanding market includes opportunities for future growth and profitability. In order to best serve our growing customer base, Enterprise Bank seeks out convenient branch locations throughout the Merrimack Valley & North Central Regions of Massachusetts and Southern New Hampshire.



DERRY
SALEM
NH
93
495
HUDSON
METHUEN
DRACUT
ANDOVER
LOWELL
FITCHBURG
CHELMSFORD
95
WESTFORD
TEWKSBURY
LEOMINSTER
BILLERICA
ACTON
MA
495
BOSTON
93
90

Branch locations shown in gold.

Enterprise Bancorp, Inc. and Enterprise Bank Board of Directors

George L. Duncan
Founder and Chairman of the Board

Arnold S. Lerner
Vice Chairman of the Board;
Retired Radio Station Owner

Michael A. Spinelli
Secretary;
Founder, Global Tourism Solutions

John P. Harrington
Assistant Secretary;
Retired Energy Industry Executive

Kenneth S. Ansin
President, Ansin Consulting Group;
Entrepreneur and Private Investor

Gino J. Baroni
Owner and Managing Principal, Trident
Project Advisors and Development Group

John P. Clancy, Jr.
Chief Executive Officer, Enterprise Bank

John R. Clementi
Manager, Longview Development, LLC

James F. Conway, III
President, CEO and Chairman,
Courier Corporation

Dr. Carole A. Cowan
President, Middlesex Community College

Lucy A. Flynn
Vice President, Global Marketing
Communications, Raytheon Company

Eric W. Hanson
Chief Financial Officer, Klin Spirits, LLC

Richard W. Main
President, Enterprise Bank

Dr. Jacqueline F. Moloney
Executive Vice Chancellor,
University of Massachusetts Lowell

Michael T. Putziger
Chairman, WinnCompanies and
Of Counsel, Murtha Cullina LLP

Carol L. Reid
Financial Executive; Former Vice
President, Corporate Controller and Chief
Accounting Officer, Avid Technology, Inc.

Nickolas Stavropoulos
Executive Vice President and COO,
US Gas Distribution, National Grid

GENERAL COUNSEL
Philip S. Nyman

SEC & REGULATORY COUNSEL
Stephen J. Coukos

TRUST & INVESTMENT MANAGEMENT COUNSEL
George B. Leahey

HONORARY BOARD MEMBERS
Walter L. Armstrong
Kathleen M. Bradley
Dr. Gerald G. Bousquet
Nancy L. Donahue
Charles P. Sarantos

Enterprise Bank

222 Merrimack Street, Lowell, Massachusetts 01852 · 978-459-9000

18 convenient locations in

Lowell • Acton • Andover • Billerica • Chelmsford • Derry, NH • Dracut • Fitchburg • Hudson, NH • Leominster • Methuen • Salem, NH • Tewksbury • Westford

Investor Relations

Enterprise Bancorp, Inc.
222 Merrimack Street, Lowell, MA 01852
Telephone: 978-459-9000
Email: shareholders@ebtc.com

Transfer Agent and Registrar

Shareholders who have questions regarding their ownership of Enterprise Bancorp, Inc. stock should contact the Registrar:
Computershare Trust Company, N.A.
250 Royall Street, Canton, MA 02021
Telephone: 1-888-218-4390

Annual Meeting

The 2011 Annual Meeting of shareholders will be held on May 3, 2011 at 4pm at
Vesper Country Club
185 Pawtucket Blvd.
Tyngsborough, Massachusetts 01879

Email: info@ebtc.com · EnterpriseBanking.com

The common stock of Enterprise Bancorp, Inc. is traded on the NASDAQ Stock Market under the symbol "EBTC."


Enterprise Bancorp, Inc.
parent company of Enterprise Bank



Enterprise Bancorp, Inc.

parent company of Enterprise Bank

EnterpriseBanking.com

Member FDIC

002CSI0961